Exhibit 99.1

COMPTON PETROLEUM CORPORATION

SUPPLEMENTAL INFORMATION

as at June 30, 2010

Supplemental information to the June 30, 2010 Canadian GAAP unaudited consolidated financial statements as filed on August 5, 2010.

Sale of assets

On June 30, 2010, the Corporation completed the sale of $115.0 million in assets at Niton and also, completed the sale of an additional $35.2 million in assets at Gilby, which closed subsequent to the quarter.

Recapitalization

Subsequent to June 30, 2010, the Corporation announced a proposed Recapitalization Plan affecting the Senior Term Notes. The Recapitalization Plan proposes to exchange all of the existing US$450.0 million Notes for a combination of:

a)	US$193.5 million 10% notes due 2017;
b)	US$184.5 million of cash; and
c)	US$45.0 million 10% notes due September 2011

Reconciliation of consolidated financial statements to United States generally accepted accounting principles

These consolidated financial statements of Compton Petroleum Corporation (the “Corporation” or “Company”) have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences in those principles, as they apply to the Company’s statements of earnings and other comprehensive income, balance sheets, and statements of cash flow, are described below.

Reconciliation of Net Earnings (Loss) under Canadian GAAP to US GAAP:

	Six months ended June 30,		Years ended December 31,
	2010	2009	2009	2008	2007
Net earnings (loss) for period, as reported	$(35,297)	$2,480	$(8,330)	$(43,003)	$129,266

Adjustments
Depletion and depreciation, net (Note a)	40,476	15,733	39,819	(21,806)	(625)
Business combination, net (Note e)	—	—	201	—	(201)
Ceiling test write-down, net (Note a)	—	(272,678)	(489,272)	(566,441)	—
Net earnings (loss) – US GAAP	$5,179	$(254,465)	$(457,582)	$(631,250)	$128,440

Consolidated Statements of Earnings (Loss) – US GAAP

	Six months ended June 30,		Years ended December 31,
	2010	2009	2009	2008	2007
Revenue, net of royalties	$105,948	$109,461	$200,202	$490,374	$403,540

Expenses
Operating	36,484	40,998	86,195	114,205	101,515
Transportation	3,392	3,548	6,118	8,378	12,615
Administrative	11,239	13,235	28,611	31,015	29,717
Interest and finance charges	26,977	28,641	56,886	60,911	63,493
Depletion and depreciation (Note a)	14,397	411,940	733,983	942,301	152,245
Other (gains) and losses	4,377	(27,772)	(84,810)	113,782	(73,486)
Accretion of asset retirement obligations	2,110	1,500	3,242	3,142	2,718
Stock based compensation	1,776	1,880	4,147	9,574	12,608
Other Costs	14,834	2,756	4,816	35,490	—
Loss on equity investment (Note g)	—	—	—	—	159
Goodwill write off	—	—	9,774	—	—
Risk management (gain) loss (Note c)	(13,945)	(10,961)	(20,473)	(21,539)	(6,014)
Earnings (loss) before taxes and non-controlling interest	4,307	(356,304)	(628,287)	(806,885)	107,970
Income tax recovery (Note a, e)	(1,615)	(104,257)	(173,964)	(181,257)	(26,602)
Non-controlling interest (Note g)	743	2,418	3,259	5,622	6,132

Net earnings (loss) – US GAAP	$5,179	$(254,465)	$(457,582)	$(631,250)	$128,440
Net earnings (loss) per common share – US GAAP
Basic	$0.02	$(2.03)	$(2.88)	$(4.87)	$1.00
Diluted	$0.02	$(2.03)	$(2.88)	$(4.87)	$0.97

Consolidated Statements of Other Comprehensive Income (Loss) – US GAAP

	Six months ended June 30,		Years ended December 31,
	2010	2009	2009	2008	2007
Net earnings (loss) – US GAAP	$5,179	$(254,465)	$(457,582)	$(631,250)	$128,440
Defined benefit pension plan (Note d)	(147)	26	102	434	67
Comprehensive income (loss)	$5,032	$(254,439)	$(457,480)	$(630,816)	$128,507

Consolidated Statements of Accumulated Other Comprehensive Income (Loss) – US GAAP

	Six months ended June 30,		Years ended December 31,
	2010	2009	2009	2008	2007
Balance, beginning of period	$(290)	$(392)	$(392)	$(826)	$(893)
Defined benefit pension plan (Note d)	(147)	26	102	434	67
Balance, end of period	$(437)	$(366)	$(290)	$(392)	$(826)

Condensed Consolidated Balance Sheets

	As at June 30, 2010		As at December 31,
			2009		2008
	As Reported	US GAAP	As Reported	US GAAP Restated	As Reported	US GAAP Restated
Assets
Cash	$33,560	$33,560	$—	$—	$3,892	$3,892
Other current assets	55,705	55,705	51,886	51,886	85,664	85,664
Property and equipment (Note a)	1,756,705	416,312	1,944,196	549,834	2,088,668	1,293,579
Goodwill (Note e)	—	—	—	—	9,933	9,732
Other assets (Notes c, d)	744	7,869	679	8,960	426	9,605
Risk management gain	488	488	—	—	—	—
Future income taxes (Notes a, e)	—	75,311	—	71,285	—	—
	$1,847,202	$589,245	$1,996,761	$681,965	$2,188,583	$1,402,472

Liabilities and shareholders’ equity
Current liabilities	$70,303	$70,303	$170,906	$170,906	$127,695	$127,695
Long-term debt (Note c)	469,061	476,142	461,741	469,703	829,321	838,940
Asset retirement obligations	40,657	40,657	41,812	41,812	34,281	34,281
Risk management loss	21	21	1,331	1,331	—	—
Unfunded pension liability (Note d)	—	—	—	—	—	56
MPP term financing (Note g)	43,790	49,332	46,807	51,685	—	—
Future income taxes (Notes a, e)	260,258	—	277,728	—	302,834	103,607
Non-controlling interest	4,942	—	4,199	—	59,762	—
	889,032	636,455	1,004,524	735,437	1,353,893	1,104,579

Non-controlling interest	—	—	—	—	—	59,762
Capital stock (Note b)	386,714	416,701	386,706	416,693	237,703	267,690
Share Purchase Warrants	13,800	13,800	13,800	13,800	—	—

Contributed surplus	37,326	37,326	36,104	36,104	33,030	33,030
Retained earnings (deficit)	520,330	(514,600)	555,627	(519,779)	563,957	(62,197)
Accumulated other comprehensive income (loss) (Note d)	—	(437)	—	(290)	—	(392)

	958,170	(47,210)	992,237	(53,472)	834,690	297,893
	$1,847,202	$589,245	$1,996,761	$681,965	$2,188,583	$1,402,472

Condensed Consolidated Statements of Cash Flow

	Six months ended June 30,		Years ended December 31,
	2010	2009	2009	2008	2007
Operating activities
Net earnings (loss)	$5,179	$(254,465)	$(457,582)	$(631,250)	$128,440
Amortization of deferred charges and other	5,863	292	(1,123)	7,422	8,648
Depletion and depreciation	14,397	411,940	733,983	942,301	152,245
Accretion of asset retirement obligations	2,110	1,500	3,242	3,142	2,718
Unrealized foreign exchange (gain) loss	6,300	(27,945)	(80,100)	106,425	(79,740)
Future income taxes	(1,615)	(104,821)	(174,058)	(181,293)	(26,619)
Unrealized risk management loss	(9,725)	2,494	9,510	(2,546)	5,467
Other	(4,660)	2,618	11,567	11,680	10,266
Change in non-cash working capital	11,610	(20,692)	(16,605)	44,350	(23,366)
Cash from operating activities	29,459	10,921	28,834	300,231	178,059
Cash from (used in) financing activities	(109,789)	47,660	(29,942)	(119,776)	60,725
Cash from (used in) investing activities	113,890	(62,473)	(2,784)	(185,228)	(241,995)

Change in cash	33,560	(3,892)	(3,892)	(4,773)	(3,211)
Cash, beginning of period	—	3,892	3,892	8,665	11,876

Cash, end of period	$33,560	$—	$—	$3,892	$8,665

Notes to the consolidated financial statements

a)	Full cost accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and US GAAP differ in the following respects.

Under US GAAP, an impairment test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated average constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, a similar impairment test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairments exist. If impairment exists, then the amount of the write-down is determined using the fair value of reserves. An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period.

The Company has completed an impairment test calculation at June 30, 2010, based on the average prices in effect on the first day of each month in the twelve month period, which indicated no impairment. At December 31, 2009, based on the average prices in effect on the first day of each month in the year, the calculation indicated an impairment of its oil and natural gas properties of approximately $489.3 million, net of tax (June 30, 2009—$272.7 million, December 31, 2008—$566.4 million). As a result, as at December 31, 2009, Compton recorded a reduction to property and equipment and an increase to depletion expense of $652.4 million with a corresponding recovery of future income tax and a reduction of future tax expense of $163.1 million (June 30, 2009—$363.6 million and $90.9 million respectively, December 31, 2008—$755.3 million and $188.8 million respectively). The December 31, 2007 impairment test indicated a write down of $105.4 million, net of tax however, natural gas prices, subsequent to period end, improved sufficiently to eliminate this calculated impairment.

Depletion and depreciation on property and equipment is provided using the unit-of-production method under Canadian and US GAAP. Both methods use proved reserves to determine the rate. However, for Canadian GAAP, proved reserves are determined using forecasted prices whereas US GAAP applies average constant prices. This reconciling item resulted in a $40.5 million, net of tax, decrease to depletion and depreciation expense for US GAAP purposes during the period ended June 30, 2010, (December 31, 2009—$39.8 million decrease, June 30, 2009—$15.7 million decrease, December 31, 2008—$21.8 million increase and December 31, 2007—$0.6 million, increase).

b)	Future income taxes

Under US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the reconciliation of net earnings under Canadian GAAP to US GAAP and the balance sheet effects include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

US GAAP requires flow-through shares be recorded at their fair value without any adjustment for the renouncement of the tax deductions and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.

The cumulative retained earnings adjustment relating to flow-through shares issued prior to December 31, 2003 was $30.0 million.

The book value of the Corporation’s assets, for US GAAP purposes, is less than the tax pools available resulting in a future income tax asset. Compton anticipates future earnings generated from the realization of its proved and probable reserves will be more than sufficient to realize this asset.

c)	Deferred financing charges

Under Canadian GAAP, transaction costs associated with the issuance of senior term notes and MPP are netted against long-term debt. Under US GAAP, these costs are disclosed as other assets and have been reclassified to conform to this presentation.

d)	Defined benefit pension plan

For US GAAP purposes, the Corporation follows ASC Topic 715 “Compensation Retirement Benefits”. As a result, the Corporation recognizes the over or under funded status of defined benefit pension plans on the balance sheet as either an asset or liability and to recognize changes in the funding status through other comprehensive income. Canadian GAAP currently requires recognition of the accrued benefit or liability, however does not require the Corporation to recognize the funded status of the plan on the balance sheet.

e)	Business combination

On August 15, 2007, Compton closed the acquisition of Stylus. During the five month period prior to close, the Corporation had acquired 3.7% of the issued and outstanding shares of Stylus on the open market. US GAAP requires retroactive restatement of the initial 3.7% to an equity investment from the date of acquisition to the date of consolidation on change of control. The application of this standard to the acquisition resulted in a fiscal 2007 charge to earnings of $201.0 thousand net of tax recovery and a corresponding adjustment to goodwill. At December 31, 2009, the goodwill balance was written off to earnings.

f)	Share based payments

On March 1, 2008, Compton implemented a RSU plan as disclosed in note 12(d) of the December 31, 2009 consolidated financial statements. Under Canadian GAAP the obligations of the plan are recorded using the intrinsic value method. US GAAP, under ASC Topic 718, “Compensation – Stock Compensation”, measures the obligation using the fair value method. The Corporation has determined that there was no difference in the obligation using either method.

g)	MPP term financing

At June 30, 2010, Compton volumes, processed through the plant, equated to 81% of total throughput volume and the Corporation continues to manage the day to day operations of the plant through a management agreement with the owners of the facility. MPP is considered a variable interest entity, with Compton as the primary beneficiary, and as such is consolidated in these consolidated financial statements. In April 2009, the terms of the renewed processing agreement, between Compton and the Mazeppa Processing Partnership (“MPP”), changed sufficiently such that the Corporation has bi-furcated the payments made to MPP under the agreement between current liabilities, long term liabilities and non-controlling interest (“NCI”). Under US GAAP, bi-furcation is not permitted and consequently, the entire amount of the NCI has been classified to MPP term financing.

h)	Receivable and payable amounts

	As at June 30,	As at December 31,
	2010	2009	2008
Accounts receivable includes the following:
Revenue receivable	$1,162	$1,453	$3,012
Joint interest receivable	8,971	6,540	16,236
Accruals	30,132	28,038	43,161
Other receivables	2,382	1,358	2,808

	$42,647	$37,389	$65,217
Accounts payable includes the following:
Trade payables	$8,010	$5,587	$24,133
Royalties payable	830	1,363	4,815
Accruals	49,838	51,066	93,414
Other payables	4,210	954	2,930

	$62,888	$58,970	$125,292

i)	Recent accounting pronouncements

New and revised accounting pronouncements have been evaluated by the Company and it was determined that the following may have a significant impact on the consolidated financial statements:

i)	On January 1 2010, the Company adopted, for US GAAP purposes, ASC Topic 810 “Consolidation” (formerly SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (Consolidation of Variable Interest Entities)). The revised standard changed how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The statement also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The adoption of this standard did not have a material impact on the consolidated financial statements other than increased disclosure in note g to this supplemental information.